UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Record Revenues for First Quarter 2008.
	Dated May 5th, 2008	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Record Revenues for First Quarter 2008

TEL AVIV, Israel – May 5, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the first quarter ended March 31, 2008.

Highlights:

—	Record revenues of $67.2 million, up 29% from Q1 2007

—	Non-GAAP EPS of $0.03; GAAP loss per share of ($0.01)

—	Cash reserves increased to $148 million

—	Record WiMAX revenues of $40 million, up 58% from Q1 2007

—	Cumulative WiMAX shipments of $300 million

In the first quarter of 2008, revenues increased to $67.2 million, a 29% increase from $52.1 million in the first quarter of 2007, and a 1% increase from $66.3 million in the fourth quarter of 2007. BreezeMAX® revenues in Q1 2008 were approximately $40 million, or about 60% of total revenues, compared to about $36 million or about 55% of total revenues, in Q4.

GAAP net loss in the first quarter of 2008 was ($601,000), or ($0.01) per share, compared to a GAAP net loss of ($623,000), or ($0.01) per share, in Q1 of 2007, and GAAP net income of $12.4 million, or $0.19 per share, in Q4 2007, which included non-recurring other income of $8.3 million, representing mainly the additional consideration received from the sale of Alvarion’s equity investment in LGC Wireless Inc. (LGC) and the promissory notes and $3.6 million of income from discontinued operations.

Excluding discontinued operations, amortization of acquired intangibles, stock based compensation expenses and other income, the company reported a non-GAAP net profit of $2.0 million, or $0.03 per diluted share, compared with a non-GAAP net profit of $1.3 million, or $0.02 per diluted share, in Q1 2007, and $3.1 million, or $0.05 per diluted share, in the fourth quarter of 2007. The sequential decline in net income was primarily the result of unfavorable currency exchange rates.

During Q1 2008, the company generated positive cash flow of approximately $9.2 million, of which about $8.8 million was received from ADC Telecommunications Inc. (ADC), representing the remainder of the payment of the LGC notes the company held as a result of selling the CMU unit to LGC. The payment followed the acquisition of LGC by ADC in Q4 of 2007. Cash reserves as of March 31, 2008 totaled approximately $148 million, up from about $139 million in the previous quarter.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of continuing and discontinued operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q1 2008 and the comparative periods.

Comments from Management
“We had a very good quarter demonstrating growth,” said Tzvika Friedman, President and CEO of Alvarion. “Our team executed extremely well, and we achieved another quarter of record revenues, despite macro-economic conditions and seasonality. At the end of Q1, we had 225 commercial WiMAX deployments, which represent an important base of satisfied customers – many of them planning to expand their networks. In addition, we added several important new customers during the quarter, which demonstrates our ability to win, even as the competitive landscape changes. The higher level of business we are targeting will require a modest increase in certain operating expenses, and with the outlook for the dollar remaining weak, we will continue pursuing additional measures to further control costs in order to mitigate the impact.”

“There are several factors increasing our confidence in the future,” concluded Mr. Friedman. “Bookings in Q1 were strong and we see demand for WiMAX growing, our strategy is working, we have a better position in the market, and we have several important deal wins that will be reflected in our revenues in future quarters.

Q2 2008 Guidance
The company’s revenue guidance for Q2 2008 is $67 to $71 million. Based on this revenue range, non-GAAP per share results for continuing operations are expected to range between $0.00 and $0.04 based on approximately 65.0 million of estimated weighted average number of diluted shares. GAAP per share results are expected to range between a loss of ($0.04) and $0.00.

Alvarion’s management will host a conference call today, May 5, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (800)-954-1051, International: +1-(415)-226-5355.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 11:00 a.m. ET on May 5, 2008 through 11:59 p.m. ET on June 2, 2008. To access the replay, please call USA: (800) 633-8284, International: +1(402)-977-9140. To access the replay, users will need to enter the following code: 21378855.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Alvarion uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, amortizations of intangibles and results of discontinued operations. Alvarion’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Alvarion’s on-going operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo,
“WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.
“OPEN” is a trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Year ended December 31,
	2008	2007	2007	2007

Sales	$67,168	$52,077	$66,337	$236,573

Cost of sales	34,343	25,801	33,998	118,861

Gross profit	32,825	26,276	32,339	117,712

Operating expenses:
Research and development, net	15,113	11,774	13,818	51,389
Selling and marketing	14,654	12,644	14,968	55,943
General and administrative	4,613	3,913	3,780	15,426
Amortization of intangible assets	633	636	636	2,544

Total Operating expenses	35,013	28,967	33,202	125,302

Operating loss	(2,188)	(2,691)	(863)	(7,590)

Other income	-	-	8,265	8,265

Financial income, net	1,587	1,632	1,395	6,453

Income (Loss) from continuing operations	(601)	(1,059)	8,797	7,128

Income from discontinued operations, net	-	436	3,609	5,413

Net income (loss)	$(601)	$(623)	$12,406	$12,541

Basic net earnings (loss) per share:
Continuing operations	$(0.01)	$(0.02)	$0.14	$0.11
Discontinued operations	$-	$0.01	$0.06	$0.09
Total	$(0.01)	$(0.01)	$0.20	$0.20

Weighted average number of shares used in
computing basic net earnings (loss) per share	63,058	61,767	62,989	62,345

Diluted net earnings (loss) per share:
Continuing operations	$(0.01)	$(0.02)	$0.13	$0.11
Discontinued operations	$-	$0.01	$0.06	$0.08
Total	$(0.01)	$(0.01)	$0.19	$0.19

Weighted average number of shares used in
computing diluted net earnings (loss) per share	63,058	61,767	65,189	64,626

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS
EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, INCOME
FROM DISCONTINUED OPERATIONS AND OTHER INCOME

U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Year ended December 31,
	2008	2007	2007	2007

Net income (loss) according to US GAAP	$(601)	$(623)	$12,406	$12,541

Amortization of acquired intangibles	633	636	636	2,544

Stock based compensation expenses related to SFAS 123R	2,013	1,753	1,942	7,424

Income from discontinued operations	-	(436)	(3,609)	(5,413)

Other income	-	-	(8,265)	(8,265)

Net Income from continuing operations excluding amortization of acquired intangibles, deferred stock compensation, income from
discontinued operations and other income	$2,045	$1,330	$3,110	$8,831

Basic net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation,
income from discontinued operations and other income	$0.03	$0.02	$0.05	$0.14

Weighted average number of shares used in computing basic net
earnings per share	63,058	61,767	62,989	62,345

Diluted net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation,
income from discontinued operations and other income	$0.03	$0.02	$0.05	$0.14

Weighted average number of shares used in computing diluted net
earnings per share	64,532	63,942	65,189	64,626

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31, 2008				Three Months Ended December 31, 2007
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$67,168	$-		$67,168	$66,337

Cost of sales	34,343	(167	)(a)	34,176	33,836

Gross profit	32,825	167		32,992	32,501

Operating expenses:
Research and development, net	15,113	(544	)(a)	14,569	13,302
Selling and marketing	14,654	(505	)(a)	14,149	14,509
General and administrative	4,613	(797	)(a)	3,816	2,975
Amortization of intangible assets	633	(633	)(b)	-	-

Total Operating expenses	35,013	(2,479)		32,534	30,786

Operating profit (loss)	(2,188)	2,646		458	1,715

Financial income, net	1,587	-		1,587	1,395

Net income (loss) from continuing operations (a)	$(601)	$2,646		$2,045	$3,110

Basic net earnings (loss) per share from contiuing operations:	$(0.01)			$0.03	$0.05

Weighted average number of shares used in computing basic net earnings per share	63,058			63,058	62,989

Diluted net earnings per share from contiuing operations:	$(0.01)			$0.03	$0.05

Weighted average number of shares used in computing diluted net earnings per share	63,058			64,532	65,189

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified in 2007 as discontinued operations and are not included in the results from continuing operations.

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31, 2008	December 31, 2007

ASSETS
Cash, cash equivalents, short-term and long-term investments	$148,115	$138,874
Trade receivables	34,564	31,224
Other accounts receivable	7,777	16,250
Inventories	43,118	42,746
Severance pay fund	12,812	11,667

INVESTMENT IN AFFILIATES	906	605

PROPERTY AND EQUIPMENT, NET	14,089	13,078

GOODWILL AND OTHER INTANGIBLE ASSETS	58,066	58,699

TOTAL ASSETS	$319,447	$313,143

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$28,951	$24,091
Other accounts payable and accrued expenses	50,541	52,257

Total current liabilities	79,492	76,348

ACCRUED SEVERANCE PAY	18,031	16,242

TOTAL LIABILITIES	97,523	92,590

SHAREHOLDERS' EQUITY	221,924	220,553

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$319,447	$313,143

ALVARION LTD.& ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

Three Months ended March 31, 2008

Cash flows from operating activities:
Net loss	$(601)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,317
Stock based compensation expenses related to SFAS 123R	2,013
Amortization of intangibles assets	633
Increase in trade receivables	(3,340)
Increase in other accounts receivable and prepaid expenses	(512)
Increase in inventories	(372)
Increase in trade payables	5,605
Decrease in other accounts payables and accrued expenses	(1,716)
Accrued severance pay, net	644

Net cash provided by operating activities from continuing operations	3,671

Cash flows from investing activities:
Purchase of fixed assets	(3,073)
Proceeds from sale of investment	8,846
Investment in affiliates	(301)

Net cash provided by investing activities from continuing operations	5,472

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	98

Net cash provided by financing activities from continuing operations	98

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	9,241

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	138,874

Cash, cash equivalents, short-term and long-term investments at the end of the period	$148,115